

June 24, 2010

Mr. Alan J. Herrick
Chief Executive Officer
Sapient Corporation
131 Dartmouth Street
Boston, MA 02116

> **Re:** **Sapient Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2010**
> **File No. 000-28074**

Dear Mr. Herrick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

2010 Executive Program Changes

1.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K, although you state that, for 2010, the Committee will continue to enhance its review of the Executive Program in an effort to ensure that no components of the Executive Program encourage executives to take unnecessary or excessive risks. Please advise us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information required by the Securities Exchange Act of 1934 and all applicable Exchange Act rules. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David L. Orlic, Esq., at (202) 551-3503 or me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Branch Chief - Legal